The Economist's Advocate, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years Ended December 31, 2020 and 2021



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
The Economist's Advocate, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020 and 2021 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
October 13, 2022
Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2021	**2020**
ASSETS		
Current Assets		
Cash and Cash Equivalents	173,988	62,255
Total Current Assets	173,988	62,255
TOTAL ASSETS	173,988	62,255
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	23,225	-
Accrued Interest	4,747	-
Total Current Liabilities	27,972	-
Long-term Liabilities		
Notes Payable	199,800	-
Total Long-Term Liabilities	199,800	-
TOTAL LIABILITIES	227,772	-
EQUITY		
Common Stock	100	-
Additional Paid in Capital	336,697	335,797
Accumulated Deficit	(390,581)	(273,542)
Total Equity	(53,784)	62,255
TOTAL LIABILITIES AND EQUITY	173,988	62,255

Statement of Operations

	Year Ended December 31,	
	2021	**2020**
Revenue	-	-
Cost of Revenue	-	-
Gross Profit	-	-
Operating Expenses		
Advertising and Marketing	642	-
General and Administrative	104,952	19,683
Rent and Lease	12,225	-
Total Operating Expenses	117,819	19,683
Operating Income (loss)	(117,819)	(19,683)
Other Income		
Other	5,527	19,546
Total Other Income	5,527	19,546
Other Expense		
Interest Expense	4,747	-
Total Other Expense	4,747	-
Provision for Income Tax	-	-
Net Income (loss)	(117,039)	(137)

Statement of Cash Flows

	Year Ended December 31,	
	2021	**2020**
OPERATING ACTIVITIES		
Net Income (Loss)	(117,039)	(137)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Payable	23,225	-
Accrued Interest	4,747	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	27,972	-
Net Cash provided by (used in) Operating Activities	(89,067)	(137)
FINANCING ACTIVITIES		
Issuance of Common Stock	100	-
Additional Paid-in Capital	900	-
Loan Payable	199,800	-
Net Cash provided by (used in) Financing Activities	200,800	-
Cash at the beginning of period	62,255	62,392
Net Cash increase (decrease) for period	111,733	(137)
Cash at end of period	173,988	62,255

Statement of Changes in Shareholder Equity

	Common Stock				
	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/1/2020	-	-	335,797	(273,405)	62,392
Net Income (Loss)	-	-	-	(137)	(137)
Ending Balance 12/31/2020	-	-	335,797	(273,542)	62,255
Issuance of Common Stock	1,000,000	100	-	-	100
Additional Paid-in Capital	-	-	900	-	900
Net Income (Loss)	-	-	-	(117,039)	(117,039)
Ending Balance 12/31/2021	1,000,000	100	336,697	(390,581)	(53,784)

The Economist's Advocate, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

The Economist's Advocate, Inc. ("the Company") was formed in Delaware on November 16th, 2021, by converting The Economist's Advocate LLC, a pre-existing Delaware Limited Liability Company that was originally formed on September 25th of 1998, into a corporation. The company plans to operate an online and mobile platform where users can build hypothetical stock portfolios and track their performance against other users of the platform and the broader stock market indices. The Company will generate revenue primarily through the collection of user fees for providing the platform and associated data analytics services.

The Company will conduct a crowdfunding campaign under Regulation CF starting in 2022 and continuing into 2023 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Basis of Consolidation

The financials of the Company include its wholly owned subsidiary, DIYSE User Reserve, LLC.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Other Income

Other income of $19,546 in 2020 primarily consist of PPP loan forgiveness income as well as in person financial education training services. The Company does not expect to generate revenue in the future from in person financial education training services. Other income of $5,527 in 2021 consists of PPP loan forgiveness income.

Equity based compensation

The following is an analysis of shares of the Company's common stock issued as compensation:

	Nonvested Shares	Weighted Average Fair Value
Nonvested shares, November 16th, 2021 (Incorporation)	-	$-
Granted	1,000,000	$-
Vested	333,333	$-
Forfeited	-	$-
Nonvested shares, December 31, 2021	666,667	$-

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

Income Taxes

The Company is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – DEBT

In July of 2021, the Company entered into a loan agreement for $199,800 with an interest rate of 3.75% and a maturity date of March 19, 2051. The loan is secured by the assets of the Company. The balance of this loan was $199,800 as of December 31st, 2021. This Company had an accrued interest payable in the amount of $4,747 as of December 31st, 2021.

Debt Principal Maturities 5 Years Subsequent to 2021

Year	Amount
2022	$4,000
2023	$12,000
2024	$12,000
2025	$12,000
2026	$12,000
Thereafter	$147,800

NOTE 6 – EQUITY

The Company has authorized 8,000,000 common shares with a par value of $0.0001 per share. 1,000,000 shares were issued and outstanding as of 2021.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

The Company has authorized 2,000,000 preferred shares with a par value of $0.0001 per share. No preferred shares were issued or outstanding as of 2021.

Voting: Preferred shareholders have 1 vote for every common share they could own if converted.

Dividends: The holders of the preferred stock are entitled to receive dividends when and if declared by the Board of Directors. Dividends on preferred stock are in preference to and prior to any payment of any dividend on common stock and are not cumulative. As of December 31st, 2021, no dividends had been declared.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31st, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through October 13, 2022, the date these financial statements were available to be issued.

On February 17th, 2022, the company issued an additional 333,333 shares of common stock as compensation.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses, incurred negative cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.